Exhibit 99.1

Sapiens Reports Third Quarter 2021 Financial Results

November 3, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the third quarter ended September 30, 2021.

Summary Results for Third Quarter 2021 (USD in millions, except per share data)

	GAAP			Non-GAAP
	September 30, 2021	September 30, 2020	% Change	September 30, 2021	September 30, 2020	% Change
Revenue	$117.8	$97.6	20.7%	$118.4	$98.0	20.9%
Gross Profit	$48.3	$40.1	20.5%	$53.4	$44.2	20.8%
Gross Margin	41.0%	41.0%	-	45.1%	45.1%	-
Operating Income	$16.2	$12.1	34.1%	$21.0	$17.9	17.7%
Operating Margin	13.8%	12.4%	140 bps	17.7%	18.2%	(50) bps
Net Income (*)	$13.3	$9.3	42.1%	$17.0	$13.7	23.5%
Diluted EPS	$0.24	$0.18	33.3%	$0.31	$0.27	14.8%

(*)	Attributable to Sapiens’ shareholders

“Revenue in the third quarter increased by 21% year-over-year, reaching a non-GAAP quarterly record of $118.4 million, and non-GAAP operating profit increased to a record $21.0 million for an operating margin of 17.7%,” stated Roni Al-Dor, President and CEO of Sapiens.

“We continue to reinforce Sapiens’ leadership position in the evolving insurance software industry, across all tiers, both in P&C and Life & Annuities/Pension. We are landing new business and expanding by upselling and cross-selling to existing customers, while focusing on further advancing our product offerings and our commitment to customer success. The solid results we achieved in the third quarter were the direct outcome of successfully executing our strategy and our commitment to achieving consistent growth and improving operating margin,” continued Mr. Al-Dor.

“We are reiterating our 2021 non-GAAP revenue guidance of $461 million to $466 million, expecting to reach approximately the midpoint of the range, and increasing our annual non-GAAP operating margin from 17.2%-17.5% to the range of 17.4%-17.5%,” concluded Mr. Al-Dor.

Quarterly Results Conference Call

Management will host a conference call and webcast today, November 3, 2021 at 9:30 am. Eastern Time (3:30 pm. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-642-5032; International: +972-3-918-0609; UK: 0-800-917-5108 The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations. A replay of the call will be available one business day following the completion of the event, at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.  For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief Marketing Officer, Sapiens Shay.assaraf@sapiens.com	Investors Contact Brett Maas Managing Partner, Hayden IR +1 646-536-7331 Brett.Maas@HaydenIR.com Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	117,812	97,645	341,810	281,242
Cost of revenue	69,512	57,567	202,630	166,641

Gross profit	48,300	40,078	139,180	114,601

Operating expenses:
Research and development, net	13,767	10,375	40,122	30,229
Selling, marketing, general and administrative	18,316	17,606	57,302	49,594
Total operating expenses	32,083	27,981	97,424	79,823

Operating income	16,217	12,097	41,756	34,778

Financial and other expenses (income), net	(72)	1,042	512	2,593
Taxes on income	2,923	1,520	7,560	6,430

Net income	13,366	9,535	33,684	25,755

Attributable to non-controlling interest	97	196	177	299

Net income attributable to Sapiens’ shareholders	13,269	9,339	33,507	25,456

Basic earnings per share	0.24	0.19	0.61	0.51

Diluted earnings per share	0.24	0.18	0.60	0.50

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	54,787	50,625	54,732	50,367

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,611	51,581	55,564	51,280

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	117,812	97,645	341,810	281,242
Valuation adjustment on acquired deferred revenue	630	323	1,889	323
Non-GAAP revenue	118,442	97,968	343,699	281,565

GAAP gross profit	48,300	40,078	139,180	114,601
Revenue adjustment	630	323	1,889	323
Amortization of capitalized software	1,920	1,600	5,595	4,627
Amortization of other intangible assets	2,563	2,205	7,697	6,346
Non-GAAP gross profit	53,413	44,206	154,361	125,897

GAAP operating income	16,217	12,097	41,756	34,778
Gross profit adjustments	5,113	4,128	15,181	11,296
Capitalization of software development	(2,064)	(1,506)	(5,655)	(4,194)
Amortization of other intangible assets	1,342	825	4,066	2,112
Stock-based compensation	657	1,361	3,527	2,747
Acquisition-related costs (*)	(246)	954	938	2,517
Non-GAAP operating income	21,019	17,859	59,813	49,256

GAAP net income attributable to Sapiens’ shareholders	13,269	9,339	33,507	25,456
Operating income adjustments	4,802	5,762	18,057	14,478
Tax effect on NON-GAAP adjustment	(1,095)	(1,355)	(3,707)	(2,436)
Non-GAAP net income attributable to Sapiens’ shareholders	16,976	13,746	47,857	37,498

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020

GAAP operating profit	16,217	12,097	41,756	34,778

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	630	323	1,889	323
Amortization of capitalized software	1,920	1,600	5,595	4,627
Amortization of other intangible assets	3,905	3,030	11,763	8,458
Capitalization of software development	(2,064)	(1,506)	(5,655)	(4,194)
Stock-based compensation	657	1,361	3,527	2,747
Compensation related to acquisition and acquisition-related costs	(246)	954	938	2,517

Non-GAAP operating profit	21,019	17,859	59,813	49,256

Depreciation	1,125	1,151	3,371	3,332

Adjusted EBITDA	22,144	19,010	63,184	52,588

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020

Revenues	118,442	115,036	110,222	102,936	97,968
Gross profit	53,413	51,720	49,229	47,044	44,206
Operating income	21,019	19,795	19,000	18,666	17,859
Net income to Sapiens’ shareholders	16,976	15,975	14,908	14,461	13,746
Adjusted EBITDA	22,144	20,920	20,120	20,032	19,010

Basic earnings per share	0.31	0.29	0.27	0.27	0.27
Diluted earnings per share	0.31	0.29	0.27	0.27	0.27

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020

North America	48,952	46,767	44,754	47,303	49,979
Europe	59,707	59,718	57,642	49,225	42,394
Rest of the World	9,783	8,551	7,826	6,408	5,595

Total	118,442	115,036	110,222	102,936	97,968

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020

Cash-flow from operating activities	14,556	26,845	11,755	21,030	16,705
Increase in capitalized software development costs	(2,064)	(1,959)	(1,632)	(1,604)	(1,506)
Capital expenditures	(1,082)	(1,082)	(821)	(725)	(963)
Free cash-flow	11,410	23,804	9,302	18,701	14,236

Cash payments attributed to acquisition-related costs(*) (**)	477	-	1,280	2,363	242

Adjusted free cash-flow	11,887	23,804	10,582	21,064	14,478

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	September 30,	December 31,
	2021	2020
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	144,714	152,561
Short-term bank deposit	40,000	30,000
Trade receivables, net and unbilled receivables	76,031	65,409
Other receivables and prepaid expenses	14,670	19,388
Total current assets	275,415	267,358

LONG-TERM ASSETS
Property and equipment, net	15,481	16,970
Severance pay fund	7,054	6,582
Goodwill and intangible assets, net	345,893	363,597
Operating lease right-of-use assets	48,356	54,390
Other long-term assets	7,685	5,264
Total long-term assets	424,469	446,803

TOTAL ASSETS	699,884	714,161

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	8,983	5,389
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	78,045	75,119
Current maturities of operating lease liabilities	10,973	9,924
Deferred revenue	33,634	34,548
Total current liabilities	151,431	144,776

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	78,956	98,676
Deferred tax liabilities	12,925	16,010
Other long-term liabilities	12,772	12,129
Long-term operating lease liabilities	42,958	48,773
Redeemable non-controlling interest	97	517
Accrued severance pay	9,980	9,586
Total long-term liabilities	157,688	185,691

EQUITY	390,765	383,694

TOTAL LIABILITIES AND EQUITY	699,884	714,161

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the nine months ended September 30,
	2021	2020
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	33,684	25,755
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	20,729	16,417
Accretion of discount on Series B Debentures	76	91
Capital loss from sale of property and equipment	(60)	4
Stock-based compensation related to options issued to employees	3,527	2,747

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(14,673)	(10,225)
Deferred tax liabilities, net	(3,777)	(391)
Other operating assets	12,122	3,653
Trade payables	3,520	(778)
Other operating liabilities	(1,292)	(294)
Deferred revenues	(810)	(194)
Accrued severance pay, net	110	440
Net cash provided by operating activities	53,156	37,225

Cash flows from investing activities:
Purchase of property and equipment	(2,985)	(1,908)
Investment in deposits	(9,989)	(379)
Proceeds from sale of property and equipment	1,112	12
Proceeds from restricted deposit used for completed acquisition	-	22,890
Proceeds from (payments for) business acquisitions, net of cash acquired	831	(35,395)
Capitalized software development costs	(5,655)	(4,194)
Net cash used in investing activities	(16,686)	(18,974)

Cash flows from financing activities:
Proceeds from employee stock options exercised	1,028	4,919
Distribution of dividend	(20,255)	(7,044)
Repayment of Series B Debenture	(19,796)	(9,898)
Issuance of Series B Debentures, net of issuance expenses of $863	-	60,386
Receipt of short-term loan	-	20,000
Repayment of loan	-	(20,000)
Payment of contingent considerations	(926)	(538)
Acquisition of non-controlling interests	(990)	-
Dividend to non-controlling interest	(31)	-
Net cash provided by (used in) financing activities	(40,970)	47,825

Effect of exchange rate changes on cash and cash equivalents	(3,347)	(704)

Increase (decrease) in cash and cash equivalents	(7,847)	65,372
Cash and cash equivalents at the beginning of period	152,561	66,295

Cash and cash equivalents at the end of period	144,714	131,667

Debentures Covenants

As of September 30, 2021, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

▪	Actual shareholders’ equity (excluding non-controlling interest) equal to $389 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (27.21)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.00).